Exhibit 12.02

Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
(In millions)	2018	2017	2016	2015	2014	2013

Earnings:
Pre-tax income	$34.3	$447.3	$398.5	$373.7	$403.6	$406.1
Add: Fixed charges	41.5	158.6	147.9	153.9	146.9	136.0
Subtotal	75.8	605.9	546.4	527.6	550.5	542.1

Subtract:
Allowance for borrowed funds used during construction	3.7	18.0	7.5	4.2	2.4	3.4
Total earnings	72.1	587.9	538.9	523.4	548.1	538.7

Fixed Charges:
Interest on long-term debt	39.6	151.9	141.7	146.8	139.7	130.6
Interest on short-term debt and other interest charges	1.4	4.5	3.9	4.1	4.2	2.1
Calculated interest on leased property	0.5	2.2	2.3	3.0	3.0	3.3
Total fixed charges	$41.5	$158.6	$147.9	$153.9	$146.9	$136.0

Ratio of Earnings to Fixed Charges	1.74	3.71	3.64	3.40	3.73	3.96